UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

On September 19, 2019, Compugen Ltd. (the “Company”) held its 2019 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission (the “SEC”) as an exhibit to its Report on Form 6-K on August 5, 2019 (File No. 000-30902) and is incorporated herein by reference. Proposals 1 through 4 brought before the shareholders at the Meeting were approved by the shareholders.

Immediately following the end of the Meeting, the Company has an Audit Committee consisting of three directors: Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach, each of whom (i) is “independent” as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules; (ii) meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934; (iii) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (iv) is financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules.  The Company’s Board of Directors has determined that each of Mr. Gilead Halevy, Mr. Eran Perry and Mr. Sanford (Sandy) Zweifach is an audit committee financial expert as defined by the SEC rules.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-233001.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 19, 2019	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel